Exhibit 1.02

CONFLICT MINERALS REPORT OF EXIDE TECHNOLOGIES

FOR THE YEAR ENDED DECEMBER 31, 2013

We have made statements in this conflict minerals report that may constitute forward-looking statements about our plans to take additional actions or to implement additional policies or procedures with respect to our due diligence efforts to determine the origin of certain minerals contained in our products. We undertake no obligation to publically update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Our reporting obligations under the conflict minerals rules may change in the future and our ability to implement certain processes or obtain information from our suppliers may differ materially from those anticipated or implied in this report.

Introduction

This is the Conflict Minerals Report of Exide Technologies (“Exide,” “we” and “our”) for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended. A copy of this Conflict Minerals Report is publicly available on our website at http://ir.exide.com/governance.cfm.

In accordance with Rule 13p-1, Exide undertook due diligence to determine the source and chain of custody of the necessary conflict minerals in Exide’s batteries, chargers and related products. As used in this report, the term “conflict minerals” refers to gold, cassiterite, columbite-tantalite, wolframite, and their derivatives tin, tantalum and tungsten.

Due Diligence Measures

Exide designed its due diligence measures to be in conformity, in all material respects, with the “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition),” and the related supplements, published by the Organization for Economic Cooperation and Development.

Exide’s due diligence measures included:

•	Creating a team of representatives from the regional Procurement departments who oversee material sourcing in the Americas, Asia-Pacific and Europe to assist the Legal Department in identifying suppliers to receive due diligence surveys and assisting in efforts to maximize response rates to such diligence surveys.

•	Surveying Exide’s direct suppliers using the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative Conflict Minerals Reporting Template to determine the source of the conflict minerals included in the parts and materials provided by our direct suppliers.

•	Comparing the smelters and refiners identified by direct suppliers via the supply-chain survey against the list of smelter facilities that have received a “conflict free” designation (such as the EICC/GeSI Conflict Free Smelter (CFS) program’s lists for tantalum, tin, tungsten and gold) after having received an independent third party smelter audit.

Results of Due Diligence

On the basis of the due diligence measures described above, Exide is unable to determine the country of origin or the facilities used to process the necessary conflict minerals contained in Exide’s products. Exide’s efforts to determine the mine or location of origin of such conflict minerals are described above.

Future Due Diligence Measures

Exide intends to undertake additional steps to improve the information gathering and due diligence processes to assist in mitigating the risk that necessary conflict minerals finance or benefit armed groups, including:

•	Increasing the response rate of suppliers’ smelter surveys.

•	Encouraging smelters identified as a result of the RCOI process to participate in obtaining a “conflict free” designation from an industry program, such as the EICC/GeSI Conflict Free Smelter program.

•	Comparing RCOI results to information collected via independent conflict free smelter validation programs, such as the EICC/GeSI Conflict Free Smelter program, to cross-check and further identify the source of conflict minerals.